UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Cyclacel Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

23254L603
(CUSIP Number)

August 11, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23254L603	13G	Page 1 of 9 Pages

1.	NAME OF REPORTING PERSONS Dellora Investments Master Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 648,752
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 648,752
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,752
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 12,539,189 outstanding shares of Common Stock (as defined in Item 2(d) below) as of August 10, 2022 represented in the Issuer's 10-Q filed with the Securities and Exchange Commission ("SEC") on August 11, 2022.

CUSIP No. 23254L603	13G	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS Dellora Investments LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 648,752
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 648,752
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,752
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (See Note 2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, HC

(2)	See Note (1) Above.
CUSIP No. 23254L603	13G	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSONS Kevin Pyun
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 648,752
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 648,752
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,752
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (See Note 3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(3) See Note (1) Above.

CUSIP No. 23254L603	13G	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Cyclacel Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 Connell Drive, Suite 1500

Berkeley Heights, NJ 07922

Item 2(a).	Name of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons", with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

(i)	Dellora Investments Master Fund LP

(ii)	Dellora Investments LP

(iii)	Kevin Pyun

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	Dellora Investments Master Fund LP

c/o Dellora Investments LP

283 Greenwich Avenue, 3rd Floor

Greenwich, CT 06830

(ii)	Dellora Investments LP

283 Greenwich Avenue, 3rd Floor

Greenwich, CT 06830

(iii)	Kevin Pyun

c/o Dellora Investments LP

283 Greenwich Avenue, 3rd Floor

Greenwich, CT 06830

Item 2(c).	Citizenship:

(i)	Dellora Investments Master Fund LP – Cayman Islands

(ii)	Dellora Investments LP – DE

(iii)	Kevin Pyun – USA

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number:

23254L603

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 23254L603	13G	Page 5 of 9 Pages

Item 4.	Ownership

(i)	Dellora Investments Master Fund LP

(a)	Amount beneficially owned: 648,752 (See Note 4)

(b)	Percent of class: 5.2% (See Note 5)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 648,752 (see Note 4)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 648,752 (See Note 4)

(ii)	Dellora Investments LP

(a)	Amount beneficially owned: 648,752 (See Note 4)

(b)	Percent of class: 5.2% (See Note 5)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 648,752 (see Note 4)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 648,752 (See Note 4)

(iii)	Kevin Pyun

(a)	Amount beneficially owned: 648,752 (See Note 4)

(b)	Percent of class: 5.2% (See Note 5)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 648,752 (See Note 4)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 648,752 (See Note 4)

CUSIP No. 23254L603	13G	Page 6 of 9 Pages

Note 4:

Dellora Investments LP is an investment adviser that is registered as an Exempt Reporting Adviser under the laws of the State of Connecticut. Dellora Investments LP, which serves as the investment manager to investment funds, including but not limited to, Dellora Investments Master Fund LP (the "Fund"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Fund. Mr. Kevin Pyun, as Principal of Dellora Investments LP, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Fund. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Dellora Investments LP and Mr. Pyun expressly disclaim beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Dellora Investments LP or Mr. Pyun are the beneficial owner of any of the securities reported herein.

Note 5:

Based on 12,539,189 outstanding shares of Common Stock as of August 10, 2022 represented in the Issuer's 10-Q filed with the SEC on August 11, 2022.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

See Note 4 above. The Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See Note 4 above.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

CUSIP No. 23254L603	13G	Page 7 of 9 Pages

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2022

Dellora Investments Master Fund LP

By: Dellora Investments Fund GP LLC, its General Partner

By: /s/ Kevin Pyun

Name: Kevin Pyun

Title: Principal

Dellora Investments LP

By: Dellora Investments GP LLC, its General Partner

By: /s/ Kevin Pyun

Name: Kevin Pyun

Title: Principal

Kevin Pyun

By: /s/ Kevin Pyun

CUSIP No. 23254L603	13G	Page 8 of 9 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: August 22, 2022

Dellora Investments Master Fund LP

By: Dellora Investments Fund GP LLC, its General Partner

By: /s/ Kevin Pyun

Name: Kevin Pyun

Title: Principal

Dellora Investments LP

By: Dellora Investments GP LLC, its General Partner

By: /s/ Kevin Pyun

Name: Kevin Pyun

Title: Principal

Kevin Pyun

By: /s/ Kevin Pyun

CUSIP No. 23254L603	13G	Page 9 of 9 Pages